UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-51788

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ORACLE CORPORATION

401(k) SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORACLE CORPORATION

500 Oracle Parkway

Redwood City, CA 94065

Oracle Corporation

401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule

As of December 31, 2006 and 2005 and for the Year Ended December 31, 2006

Report of Ireland San Filippo, LLP, Independent Registered Public Accounting Firm

To the participants and Plan Committee of the

Oracle Corporation 401(k) Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of Oracle Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ IRELAND SAN FILIPPO, LLP

San Mateo, California

June 21, 2007

Oracle Corporation

401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

As of December 31, 2006 and 2005

	December 31,
	2006	2005
Assets
Investments, at fair value	$2,975,783,493	$2,426,199,489
Cash	317,303	224,288
Contributions receivable:
Participants	5,422,363	4,722,491
Employer	2,258,135	2,091,983

Total contributions receivable	7,680,498	6,814,474
Amounts due from broker for securities sold	20,135	851,362

Total assets	2,983,801,429	2,434,089,613

Liabilities
Excess deferrals due to participants	51,481	36,533

Total liabilities	51,481	36,533

Net assets available for benefits	$2,983,749,948	$2,434,053,080

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2006

Additions
Interest and dividends	$163,457,641
Net appreciation in fair value of investments	261,049,032

Total investment income	424,506,673
Contributions:
Participants	221,378,909
Employer	66,345,389
Rollovers	21,391,551

Total contributions	309,115,849

Total additions	733,622,522

Deductions
Benefits paid to participants	183,843,126
Administrative expenses	82,528

Total deductions	183,925,654

Net increase	549,696,868
Net assets available for benefits at beginning of year	2,434,053,080

Net assets available for benefits at end of year	$2,983,749,948

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2006

1. Description of the Plan

The following description of the Oracle Corporation 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Oracle Systems Corporation (Old Oracle) established the Plan, effective January 1, 1986, as a defined contribution plan. On January 31, 2006, in connection with the acquisition of Siebel Systems, Inc, a wholly owned subsidiary of Oracle Corporation (Oracle) was merged with and into Old Oracle, with Old Oracle surviving as a wholly owned subsidiary of Oracle (the Reorganization). As a result, Oracle became the parent company of Old Oracle and changes to the names of Oracle and Old Oracle were effected. In connection with the Reorganization the sponsorship of the Plan was transferred to Oracle effective January 31, 2006.

The Plan was established for the purpose of providing retirement benefits for the US employees of Oracle and its subsidiaries. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986 (the Code) with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is administered by the 401(k) Committee, appointed by the Board of Directors or Senior Vice President, Human Resources. Fidelity Investments Institutional Operations Company, Inc. is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.

Eligibility

All employees regularly scheduled to work a minimum of 20 hours per week or 1,000 hours in a Plan year on the domestic payroll of Oracle and its subsidiaries that have adopted the Plan are eligible to participate in the Plan as of the first or any succeeding entry date next following the date the employee is credited with one hour of service with Oracle. However, the following employees or the classes of employees are not eligible to participate: (i) employees whose compensation and conditions of employment are subject to determination by collective bargaining; (ii) employees who are non-resident aliens and who received no earned income from Oracle; (iii) employees employed in third-party temporary status; (iv) employees of employment agencies; (v) persons who are not classified as employees for tax purposes.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

December 31, 2006

1. Description of the Plan (continued)

Contributions

Each year, participants may contribute up to 40% of their eligible compensation as defined by the Plan document plus the amount of unused flex credits. Annual participant contribution amounts are limited to $15,000 for the year ended December 31, 2006 ($20,000 for participants 50 years old and older), as determined by the Internal Revenue Service (IRS). Oracle matches 50% of an active participant’s salary deferrals up to a maximum deferral of 6% of compensation for the pay period, with maximum aggregate matching of $5,100 in any calendar year. Oracle has the right, under the Plan, to discontinue or modify its matching contributions at any time. Participants may also contribute amounts representing distributions from other qualified plans.

Investment Options

Participants direct the investment of their contributions and Oracle’s contributions into various investment options offered by the Plan. The Plan currently offers investments in Oracle’s common stock, mutual funds, and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies, common stock or other investment products.

Participant Accounts

Each participant’s account is credited with the participant’s and Oracle’s contributions and allocations of plan earnings. All amounts in participant accounts are participant-directed.

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Participants’ vesting in Oracle’s matching contributions is based on years of service. Participants are 25% vested after one year of service and vest an additional 25% each year, becoming 100% vested after four years of service.

Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Oracle. Forfeited balances of terminated participants’ nonvested accounts may be used in Oracle’s discretion, as outlined in the Plan, to reduce its matching contribution obligations. The amounts of unallocated forfeitures at December 31, 2006 and 2005 were $5,683,458 and $3,662,942, respectively. In 2006, Oracle used $10,870 of forfeitures to offset Oracle matching contributions.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

December 31, 2006

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment terms may not exceed ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the 401(k) Committee. Principal and interest is paid ratably through payroll deductions. Loans are due in full within 60 days of termination with Oracle.

Payment of Benefits

Upon termination of service, death, disability, or normal or early retirement, participants may elect to receive a lump-sum amount equal to the vested value of their account or may waive receipt of a lump-sum benefit and elect to receive monthly installments. If the participant’s account is valued at $1,000 or less, the amount is distributed in a lump sum. Distributions of investments in Oracle’s common stock may be taken in the form of common stock. Hardship withdrawals are permitted if certain criteria are met.

Administrative Expenses

Administrative expenses are borne by Oracle, except for fees related to administration of participant loans and Brokerage Link, which are deducted from the participants’ applicable accounts.

Plan Termination

Although it has not expressed any intent to do so, Oracle has the right, under the Plan, to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

December 31, 2006

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices. Investments in common/collective trusts are valued based upon the quoted redemption value of units at year-end. The money market funds are valued at cost plus accrued interest, which approximates fair value. Common stock, including Oracle’s common stock, is traded on a national securities exchange and is valued at the last reported sales price on the last day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Oracle Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of Oracle common stock and the Fidelity Institutional Money Market Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of Oracle common stock and the cash investments held by the Fund. At December 31, 2006, 3,404,450 units were outstanding with a value of $119.38 per unit. At December 31, 2005, 4,039,552 units were outstanding with a value of $85.29 per unit.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in common stock, registered investment companies (mutual funds), and short-term investments. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

December 31, 2006

3. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2006 and 2005 are as follows:

	December 31,
	2006	2005
Oracle Common Stock	$402,457,073	$341,133,542
Fidelity Contrafund	400,440,854	338,403,520
Fidelity Growth Company Fund	213,981,698	210,932,758
Vanguard Institutional Index	171,876,139	157,071,812
Fidelity Managed Income Portfolio	152,583,227	150,004,301
Dodge & Cox International Stock	211,256,587	—
Fidelity Low-Priced Stock Fund	—	121,750,987
Fidelity Growth and Income Fund	—	113,240,632

For the year ended December 31, 2006, the Plan’s investments, including investments purchased and sold, as well as held during the year, appreciated (depreciated) in fair value as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Shares of registered investment companies	$132,741,011
Common stock	128,256,363
Limited partnership and other	51,658

$261,049,032

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated August 1, 2003, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has since been amended. The 401(k) Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Party-in-Interest Transactions

Transactions in shares of Oracle common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2006, the Plan made purchases of approximately $32,930,909 and sales of approximately $88,694,910 of Oracle common stock. In addition, the Plan made in-kind transfers of Oracle common stock to participants of approximately $8,353,618 during 2006.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

December 31, 2006

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

December 31, 2006
Net assets available for benefits per the financial statements	$2,983,749,948
Amounts allocated to withdrawing participants	(645,803)

Net assets available for benefits per the Form 5500	$2,983,104,145

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Year Ended December 31, 2006
Benefits paid to participants per the financial statements	$183,843,126
Amounts allocated to withdrawing participants at December 31, 2005	(444,055)
Amounts allocated to withdrawing participants at December 31, 2006	645,803

Benefits paid to participants per the Form 5500	$184,044,874

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

7. Excess Contribution

Contributions received from participants for the plan year ended December 31, 2006 are net of payments of $51,480 made in January through April 2007 to certain active participants to return the excess deferral contributions, orginally deducted in 2006 with Oracle and prior employers, as required to satisfy the participants’ applicable 402(g) limit. That amount is also included in the plan’s statement of net assets available for benefits as excess contributions payable at December 31, 2006.

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Mutual Funds:
	Artisan International	1,707,269 shares	$49,493,745
	Artisan Small Cap Value	4,025,819 shares	72,786,814
	Lazard Emerg Mkt IS	6,127,373 shares	126,223,884
	Vanguard External Market Index	759,370 shares	29,395,204
	Dodge & Cox International Stock	4,838,676 shares	211,256,587
*	Fidelity Balanced Fund	7,647,438 shares	148,589,722
*	Fidelity Contrafund	6,141,730 shares	400,440,854
*	Fidelity Disciplined Equity Fund	1,684,152 shares	48,874,092
*	Fidelity Freedom Income Fund	314,550 shares	3,629,908
*	Fidelity Freedom 2000 Fund	153,129 shares	1,907,993
*	Fidelity Freedom 2010 Fund	698,345 shares	10,209,800
*	Fidelity Freedom 2020 Fund	3,745,822 shares	58,172,614
*	Fidelity Freedom 2030 Fund	1,471,281 shares	23,584,642
*	Fidelity Freedom 2040 Fund	1,506,698 shares	14,283,498
*	Fidelity Growth and Income Fund	3,822,452 shares	119,069,374
*	Fidelity Growth Company Fund	3,069,598 shares	213,981,698
*	Fidelity Low-Priced Stock Fund	3,082,220 shares	134,199,878
*	Fidelity Worldwide Fund	4,018,235 shares	80,806,701
	H & W Large Cap Value Index	4,342,314 shares	109,817,106
	PIM Total RT Inst	9,545,879 shares	99,086,225
	Janus Mid Cap Value Fund	5,334,495 shares	127,014,319
	Spartan International Index	524,057 shares	23,131,894
	Vanguard Total Bd Market ADM	911,087 shares	9,101,755
	Vanguard Institutional Index	1,326,307 shares	171,876,139
	UBS US SM CAP GRTH	2,508,798 shares	37,481,437

			2,324,415,883
	Assets in Brokerage Link accounts	Various investments, including registered investment companies, common stocks and money market funds	73,873,169
*	Oracle Corporation Common Stock	23,480,576 shares	402,457,073

Oracle Corporation

401(k) Savings and Investment Plan

EIN 94-2871189, Plan # 001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) (continued)

December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Money market funds:
*	Fidelity Institutional Money Market Fund	3,834,929 shares	3,834,929

	Common/collective trust funds:
*	Fidelity Managed Income Portfolio		152,583,227
*	Participant loans	5.0% - 11.5%, maturing through 2016	18,619,212

	Total investments		$2,975,783,493

*	Indicates a party-in-interest to the Plan.

Column (d), cost, has been omitted, as all investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2007

ORACLE CORPORATION 401(k) SAVINGS AND INVESTMENT PLAN

By:	/s/ PETER W. SHOTT
Peter W. Shott
Vice President of Human Resources

INDEX TO EXHIBITS

Exhibit Number	Description
23.01	Consent of Ireland San Filippo, LLP, Independent Registered Public Accounting Firm